Exhibit (a)(5)(iii)

BASF SE

67056 Ludwigshafen

Phone: +49 621 60-0

http://www.basf.com

Corporate Media Relations

Phone: +49 621 60-20916

Fax: +49 621 60-92693

presse.kontakt@basf.com

October 31, 2013

Corporate Media Relations:

Thomas Nonnast

Phone: +49 30 206 2950-34

thomas.nonnast@basf.com

North America:

John C. Schmidt

Phone: +1 973-245-6405

john.schmidt@basf.com

BASF successfully completes Verenium tender offer

•                  Cash tender offer of US$4.00 per share successful

•                  Approximately 71% of Verenium’s shares tendered

Ludwigshafen, Germany — October 31, 2013 — BASF [Frankfurt: BAS, LSE: BFA, SWX: AN] today announced that it has successfully completed the previously announced tender offer to purchase all outstanding shares of common stock of Verenium Corporation, San Diego, California, [Nasdaq: VRNM] for US$4.00 per share in cash. The tender offer expired at 9:00 a.m. Eastern Standard Time (USA) on October 31, 2013. As of the expiration of the tender offer, approximately 11,337,044 Verenium shares were validly tendered and not withdrawn in the tender offer, representing approximately 71% of Verenium’s outstanding shares, according to the depositary for the tender offer.

Based on all outstanding shares and including all net financial liabilities, the enterprise value would be approximately US$62 million (approximately €48 million(1)).

“We thank all shareholders of Verenium who have been supportive of our offer. The acquisition will strengthen BASF’s and Verenium’s position in the strategic enzyme growth market,” said

(1)             Based on the current offer per share, net liabilities on June 30, 2013, and an exchange rate of €1 = US$ 1.30

Michael Heinz, member of the Board of Executive Directors of BASF SE and responsible for the Performance Products segment.

The condition to the tender offer that a majority of Verenium’s outstanding shares be validly tendered has been satisfied. BASF has accepted for payment and will promptly pay for all validly tendered shares. BASF expects to complete the acquisition of Verenium later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware. All remaining eligible Verenium shares(2) will be converted into the right to receive US$4.00 per share in cash, without interest and less any required withholding taxes, the same price that was paid in the tender offer. Following completion of the merger, Verenium shares will cease to be traded on the NASDAQ Global Market, which is expected to take effect later today.

“We are now looking forward to working closely with Verenium’s employees in order to form the best team,” said Heinz. A detailed integration plan will be developed in a discovery phase after closing. BASF expects to start with the integration of Verenium in the first quarter of 2014.

About BASF

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products and crop protection products to oil and gas. We combine economic success with environmental protection and social responsibility. Through science and innovation, we enable our customers in nearly every industry to meet the current and future needs of society. Our products and solutions contribute to conserving resources, ensuring nutrition and improving quality of life. We have summed up this contribution in our corporate purpose: We create chemistry for a sustainable future. BASF had sales of €72.1 billion in 2012 and more than 110,000 employees as of the end of the year. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com

(2)        Eligible shares exclude those for which holders properly demanded appraisal under Delaware law.

Important Notice

This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. This release has been prepared by BASF. No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release. This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction. There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

The tender offer that is referred to in this press release will only be made pursuant to the Offer to Purchase, Letter of Transmittal and related tender offer documents. All stockholders should read the tender offer documents, including any amendments and supplements thereto, which were filed by BASF with the U.S. Securities and Exchange Commission (SEC). The tender offer documents contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these documents, without charge, at the SEC’s Web site (www.sec.gov) or by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (877) 825-8619 (toll free).

Forward-Looking Statements

This press release contains forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Verenium Corporation. BASF undertakes no obligation (and expressly disclaims any such obligation) to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.